FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of September, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following news release was issued in the United States by HSBC Finance Corporation, a 100 per cent indirectly owned subsidiary of HSBC Holdings plc.


            HSBC FINANCE EXITS NON-PRIME WHOLESALE MORTGAGE BUSINESS
                         Decision One channel to close

Prospect Heights, Ill. - As part of the continued review of its mortgage lending business, HSBC Finance Corporation ("HSBC Finance") said today that it will close its non-core wholesale lending channel, Decision One Mortgage, which originates non-prime mortgages through brokers. HSBC Finance will focus on originating and servicing loans through its consumer lending branch network under the HFC and Beneficial brands.

"We are delivering the strategy put in place earlier this year to position HSBC Finance's mortgage business for long-term success," said Brendan McDonagh, Chief Executive Officer. "Today's market requires a strong and flexible business platform, and we will focus on our branch network as the primary point to provide our HSBC Finance customers with loans and mortgages."

"This is a small part of our U.S. business," said Michael Geoghegan, Group Chief Executive, HSBC Holdings plc. "It's no longer sustainable and not the right place to allocate capital in the future. We said we would make tough decisions and we have done exactly that."

Approximately 750 Decision One employees, primarily in Fort Mill, S.C., Phoenix, Ariz., and Charlotte, N.C., will be affected by the closure of the wholesale non-prime channel. "We greatly appreciate the dedication and contribution of our Decision One employees during these unique market conditions," said McDonagh. HSBC Finance will continue to provide its contractual servicing and support functions to manage down the current Decision One warehoused volumes, currently standing at $349 million.

As a result of this decision, and when considered in conjunction with management's decision in March 2007 to discontinue correspondent channel acquisitions in its Mortgage Services business (of which Decision One is part) HSBC Finance will record a non-cash charge to eliminate the goodwill allocated to this segment at the time of acquisition of HSBC Finance. As a result, it will record a non-cash after-tax goodwill impairment of approximately $880 million on a U.S. GAAP basis. Further, it will incur approximately $65 million of after-tax charges for restructuring costs, including one-time employment termination benefits, fixed asset write-downs and facility closure costs. The financial effects will be incurred in the second half of 2007.

There will be no associated goodwill impairment recognized by HSBC Finance's ultimate parent, HSBC Holdings plc.

About HSBC Finance Corporation

HSBC Finance Corporation is a subsidiary of HSBC North America Holdings Inc., one of the top ten financial organizations in the United States with assets totalling more than $400 billion. HSBC Finance Corporation's subsidiaries provide real estate secured loans, auto loans, MasterCard(R) and Visa(R) credit cards, private label credit cards, personal non-credit card loans, taxpayer financial services and specialty insurance products.

Notes to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  21 September, 2007